UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

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CAPITOL SERIES TRUST NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Cincinnati and the state of Ohio on the 6th day of October 2023.

CAPITOL SERIES TRUST

With Respect to its Series,

Fuller & Thaler Behavioral Mid-Cap Equity Fund

By:       /s/ Matthew J. Miller

Matthew J. Miller

President

Attest: /s/ Paul F. Leone

Paul F. Leone

Secretary